Exhibit 5.2

February 27, 2019

Calfee, Halter & Griswold LLP

The Calfee Building

1405 East Sixth Street

Cleveland, Ohio 44114-1607

Re:	RPM International Inc. Indenture and Notes

Ladies and Gentlemen:

You have acted as counsel to RPM International Inc., a Delaware corporation (the “Company”), in connection with the registration of $350 million in aggregate principal amount of 4.550% Notes due 2029 (the “Notes”) pursuant to a Registration Statement on Form S-3 (File No. 333-217291), which was filed with the Securities and Exchange Commission on April 13, 2017 (the “Registration Statement”). The Notes are being offered pursuant to the prospectus accompanying the Registration Statement, as supplemented by a prospectus supplement relating to the Notes dated February 25, 2019 (the prospectus, the prospectus supplement and any amendments thereto, collectively, the “Prospectus”).

As special New York counsel to the Company, you have asked us to deliver to you this opinion as to specified matters of New York law relating to:

1.	that certain indenture (the “Indenture”) dated as of April 8, 2014 between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”); and

2.	the form of Notes contained in the Indenture.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

Based upon, and subject to, the various assumptions and qualifications set forth herein, we are of the opinion, as of the date hereof, that:

The Indenture is, and the Notes, when issued in accordance with the Indenture, will be, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

The foregoing opinion is subject to: (x) bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting the rights and remedies of creditors generally, (y) constitutional and public policy limitations and general principles of equity, and (z) the

Calfee, Halter & Griswold LLP

February 27, 2019

discretion of the court before which any proceeding for enforcement of obligations may be brought. In addition, we express no opinion as to (i) the right to collect any payment to the extent that such payment constitutes a penalty, premium, forfeiture, or late payment charge, (ii) whether the exercise of a remedy limits or precludes the exercise of another remedy, (iii) the right to intervene in any legal proceeding pursuant to Section 8.02(c) of the Indenture, (iv) the extent that any delay contemplated by Section 8.05 of the Indenture exceeds the applicable statute of limitations, (v) any purported exemption from extra-contractual liability under Article XV of the Indenture, and (vi) any purported right of indemnification or exculpation with respect to illegal acts, intentional torts, gross negligence, willful conduct, or violations of securities laws.

The foregoing opinion is based solely on a review of generally applicable laws of the State of New York and not on any review of any orders, decrees, judgments or other determinations that may be specifically applicable to the Company.

For the purpose of rendering the foregoing opinion, we have examined only (i) the Indenture, (ii) the form of the Notes contained in the Indenture, and (iii) your opinions of counsel, dated the date of the Indenture and the date hereof (the “Calfee Opinions”). Other than our review of the foregoing documents, we have not reviewed any other documents or made any independent investigation whatsoever for the purposes of rendering this opinion, and we make no representation as to the scope or sufficiency of our document review for your purposes. With your permission, our opinion is qualified in all respects by the scope of such document examination.

In rendering the foregoing opinion, we have made such examination of New York laws as we have deemed relevant for the purposes hereof. We have not participated in any aspect of the negotiation, documentation or consummation of the transactions underlying or contemplated by, or entered into concurrently with, the Indenture or the Notes. Accordingly, we have, with your permission, assumed and relied, without independent investigation, upon inter alia, (i) the due formation, existence and good standing of the parties to the Indenture and the Notes, and the truth, accuracy and completeness of the representations contained in the Indenture and the Notes and made by the respective parties thereto, (ii) the due authorization, execution and valid delivery of the Indenture by the respective parties thereto, (iii) the due authorization, execution and issuance of the Notes in accordance with the Indenture, (iv) the legality, validity and binding effect of the Indenture with respect to the Trustee, (v) that any action taken by any Person in connection with the performance or enforcement of the Indenture or the Notes will be lawful, commercially reasonable and taken in good faith and that such Person will perform its obligations, or seek to enforce its rights, under the Indenture and the Notes only in circumstances and in a manner in which it is equitable and commercially reasonable to do so and otherwise in accordance with applicable law, (vi) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the original documents of all documents submitted to us as reproduced copies, and the authenticity of all such latter documents, and (vii) the accuracy of the matters addressed in the Calfee Opinions.

Calfee, Halter & Griswold LLP

February 27, 2019

We express no opinion with respect to compliance by the Company or any other party with the disclosure or anti-fraud requirements of the New York “blue sky” laws or the effect of any non-compliance with such requirements on the enforceability of the Indenture or the Notes.

We express no opinion herein as to any of the transactions underlying or contemplated by the Indenture or the Notes. Without limiting the generality of the foregoing, we express no opinion with respect to the financial terms of those transactions, the fairness of those terms to any person or entity, or the satisfaction of any fiduciary duties that may exist.

We express no opinion as to the law of any jurisdiction other than the law of the State of New York.

This opinion speaks only as of the date of its issue and may not be relied upon to the extent subsequent legislative actions or judicial decisions cause changes in the law which would affect the validity of this opinion if given at that time. We assume no responsibility to revise or amend this opinion in the event of such actions or decisions. You may rely on this opinion letter in issuing your opinion of counsel to the Company in connection with the offering of the Notes.

Very truly yours,

/s/ Harter Secrest & Emery LLP